SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  September, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR
'S
TRAFFIC GROWTH CONTINUES
19% INCREASE IN AUGUST PASSENGER NUMBERS

LOWEST FARES AIRTRAVEL GROWING RAPIDLY
Ryanair, Europe's
largest
low fare airlines today (
Thursday,
4
th

September
 2008
)
announced that it
s pa
ssenger
 number
s
 continue
 to grow as Ryanair
carried almost

5.8
 million
passengers in
August
, a 1
9%
(94
0,000 passenger)
in
crease
when
compared to
August
 2007
.

Ryanair has carried over 55million passengers
in the year to August 2008
.

Ryanair has
now
increased passenger numbers
every month this year while continuing to m
aintain a load factor of 81
%.
Ryanair
's
 load factor remained ex
ceptionally strong in August with
90%
 of available seats being snapped up by deal hungry passengers.
  The load factor for August '08 was slightly down on August '07 due to an increase in capacity over the last 12 months.

Ryanair continues to grow passenger numbers despite a Europe wide economic slowdown which has seen high fare, fuel surcharging, airlines lose price sensitive passengers to Ryanair's guaranteed lowest fares and no fuel surcharge.
Ryanair are confident that passenger numbers will continue to remain strong as competitors
continue to
raise their high fares and fuel surcharges
 and
haemorrhage
 more passengers to Ryanair
.

Stephen McNamara
, Head
 of
Communications
, said
:

"
Ryanair's latest passenger figures show that we
continue to grow passenger number
s
 every month this year. Our
rapidly growing
passenger
numbe
rs
come at a time when many airlines
,
 which are facing huge losses
,

are raising fares and fuel surcharge
s
 in an attempt to
turn these losses around
.

However, the reality is
that
this has driven their passengers
to Ryanair. N
ow
even
more passengers realise that low fare, fuel surcharge free,
travel is still possible - but only with Ryanair. We have carried over 55million passengers in the last 12months
,
proving

that p
assengers are
increasingly attracted to
Ryanair's
guaranteed
 lowest
fares
and our promise of no fuel surcharge
s ever
".

The following are
Ryanair
's passenger and load factor statistics for August 2008.

	Aug 07	Aug 08	Increase	12 mth to 31 Aug 08
Passengers (m) [1]	4.84m	5.78m	19%	55.12m
Load Factor [2]	91%	90%	-1%	81%

  Represents the number of booked
   seats flown by Ryanair.
  Represents the number of passengers as a proportion of the number of seats available for passengers.
Ends.

                     Thursday, 4th
 September 2008

For further information:

Stephen McNamara

Pauline McAlester
Ryanair

Murray Consultants
Tel: 00 353 1 812 1212

Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  4 September, 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director